TRUSTCASH HOLDINGS, INC.

August 31, 2007

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E. Mail Stop 4561

Washington D.C.

20549

Attention:	Kristi Marrone

RE:	Trustcash Holdings Inc.

Item 4.01 Form 8-K

Filed 7/9/07
File No. 000-49838

Dear Ms. Marrone:

Thank you for your comments dated July 12, 2007 in connection with our disclosure for Trustcash Holdings Inc. (the “Company) on Form 8-K, filed with the Securities and Exchange Commission on August July 9, 2007. We enclose herewith one black line copy and one red line copy of our amended Form 8-K/A-2 for your attention.

Please direct any additional comments to the following:

Greg Moss
Chief Executive Officer
Trustcash Holdings, Inc.
400 Park Avenue, Suite 1420
New York, New York, 10022
Telephone: 1 (800) 975-5196 ext. 701

The following is our detailed response to your comments:

Item 4.01 Form 8-K

1.	Please specify that the interim period referred to in Item 4.01 (a) includes the period from the date of the last audited financial statements to June 30, 2007, the date of dismissal.

Response:

We have revised our disclosure to specify that the period referred to in Item 4.01 (a) includes the period from the date of our last audited financial statements to June 30, 2007, the date of dismissal.

2.

Item 3.01(a) (1) (ii) of Regulation S-K requires a statement whether the accountants report on the financial statements for either the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature if each adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountants report. Please revise your disclosure to cover the year ended December 31, 2005, as well as disclosure of the issuance of an opinion modified to address the company’s ability to continue as a going concern in either of the previous two fiscal years.

Response:

We have revised our disclosure in Item 4.01 of our Form 8-K/A-2 to include the following statement:

“The reports of James Stafford on the consolidated financial statements of the Registrant as of and for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports were modified to include an explanatory paragraph raising substantial doubt regarding the Registrant’s ability to continue as a going concern”.

In connection with responding to your comment we acknowledge that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do believe that the amended disclosure provided herewith is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 8-K/A-2, please contact us.

Yours faithfully,

/s/ Greg Moss

Greg Moss

Chief Executive Officer

Enclosures attached with filing as Redline Adobe file

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